Exhibit 99.1

www.investorvote.com/DCFC Step 1: Go to www.investorvote.com/DCFC. Step 2: Click on the icon on the right to view meeting materials. Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in. Online Go to www.investorvote.com/DCFC or scan the QR code — login details are located in the shaded bar below. 2023 Tritium DCFC Limited Annual General Meeting 03V2SB + + The 2023 Annual General Meeting of Shareholders of Tritium DCFC Limited will be held on Thursday, November 30, 2023, at 9:00am (AEST), virtually via the internet at www.meetnow.global/MMF2N5U and physically at 48 Miller Street, Murarrie QLD 4172 Australia. Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The 2023 proxy statement and annual report to shareholders are available at: Obtaining a Copy of the Proxy Materials –If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before November 17, 2023 to facilitate timely delivery. 2NOT Easy Online Access — View your proxy materials and vote. Step 4: Make your selections as instructed on each screen for your delivery preferences. Step 5: Vote your shares.

Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/DCFC. — Phone – Call us free of charge at 1-866-641-4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials Tritium DCFC Limited” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by November 17, 2023. The Notice of Meeting can be viewed and downloaded at: www.investorvote.com/DCFC. The Notice of Meeting includes information on the business to be considered at the Annual General Meeting, and how to participate at the Annual General Meeting (including voting, appointing a proxy, and asking questions). PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. 2023 Tritium DCFC Limited Annual General Meeting